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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 4)

                           Rural Cellular Corporation
                           --------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    781904107
                                 --------------
                                 (CUSIP Number)

                                  Marc Buchheit
                           Knickerbocker Partners LLC
                              520 East 81st Street
                            New York, New York 10028

                                December 31, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange

Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----   ------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Knickerbocker Partners LLC
-----   ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)              (a) [ ]
                                                                         (b) [ ]
-----   ------------------------------------------------------------------------
3.      SEC USE ONLY

-----   ------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
----------------------    ------------------------------------------------------
  NUMBER OF       5.      SOLE VOTING POWER
   SHARES                 707,419
BENEFICIALLY   -------    ------------------------------------------------------
  OWNED BY        6.      SHARED VOTING POWER
    EACH                  0
  REPORTING    -------    ------------------------------------------------------
   PERSON         7.      SOLE DISPOSITIVE POWER
    WITH                  707,419
               -------    ------------------------------------------------------
                  8.      SHARED DISPOSITIVE POWER
                          0
----------------------    ------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        707,419
-----   ------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(*)

                                                                             [ ]
-----   ------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.1% (1)
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12.     TYPE OF REPORTING PERSON(*)

        00
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                     (*)SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based on 13,869,707 shares of Class A Common Stock outstanding as of November 1, 2006, as reported in Rural Cellular Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2006 and filed with the Securities and Exchange Commission on November 6, 2006.

-----   ------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Marc Buchheit
-----   ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)              (a) [ ]
                                                                         (b) [ ]
-----   ------------------------------------------------------------------------
3.      SEC USE ONLY

-----   ------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

United States
----------------------    ------------------------------------------------------
  NUMBER OF       5.      SOLE VOTING POWER
   SHARES                 50,160
BENEFICIALLY   -------    ------------------------------------------------------
  OWNED BY        6.      SHARED VOTING POWER
    EACH                  0
  REPORTING    -------    ------------------------------------------------------
   PERSON         7.      SOLE DISPOSITIVE POWER
    WITH                  50,160
               -------    ------------------------------------------------------
                  8.      SHARED DISPOSITIVE POWER
                          0
----------------------    ------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        50,160
-----   ------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(*)

                                                                             [ ]
-----   ------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0.3% (1)
-----   ------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON(*)

        IN
-----   ------------------------------------------------------------------------

(1) Calculated based on 13,869,707 shares of Class A Common Stock outstanding as of November 1, 2006, as reported in Rural Cellular Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2006 and filed with the Securities and Exchange Commission on November 6, 2006.

Item 1(a). Name of Issuer:

           Rural Cellular Corporation
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Item 1(b). Address of Issuer's Principal Executive Offices:

           PO Box 2000
           3905 Dakota Street SW
           Alexandria, Minnesota 56308
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Item 2(a). Name of Person Filing:

           Knickerbocker Partners LLC ("Knickerbocker Partners") and Marc Buchheit. Mr. Buchheit is the sole shareholder of Knickerbocker Partners.
           ---------------------------------------------------------------------
Item 2(b). Address of Principal Business Office, or if None, Residence:

           520 East 81st Street
           New York, New York 10028
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Item 2(c). Citizenship:

           Knickerbocker Partners is a limited liability company organized under the laws of the State of Delaware. Mr. Buchheit is a citizen of the United States.
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Item 2(d). Title of Class of Securities:

           Class A Common Stock, $0.01 par value per share ("Class A Common Stock")
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Item 2(e). CUSIP Number:

           781904107
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Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), Check Whether the Person Filing is a:

           NOT APPLICABLE

     (a)  [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_] Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount beneficially owned:

           Knickerbocker Partners beneficially owns 707,419 shares of Class A Common Stock. Mr. Buchheit beneficially owns 50,160 shares of Class A Common Stock. Together, the reporting persons beneficially own 757,519 shares of Class A Common Stock.
           ---------------------------------------------------------------------
     (b)   Percent of class:

           Calculated based on 13,869,707 shares of Class A Common Stock outstanding as of November 1, 2006, as reported in Rural Cellular Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2006 and filed with the Securities and Exchange Commission on November 6, 2006:

           Knickerbocker Partners has beneficial ownership of 5.1 percent of all of the outstanding shares of Class A Common Stock.

           Mr. Buchheit has beneficial ownership of 0.3 percent of all of the outstanding shares of Class A Common Stock.

           Together, the reporting persons have beneficial ownership of
           5.5 percent of all of the outstanding shares of Class A Common Stock.
           ---------------------------------------------------------------------
     (c)   Number of shares as to which such person has:

           (i)  Sole power to vote or to direct the vote:

                Knickerbocker Partners has the sole power to vote or direct the vote of 707,419 shares of Class A Common Stock.

                Mr. Buchheit has the sole power to vote or direct the vote of 50,160 shares of Class A Common Stock.

           (ii) Shared power to vote or to direct the vote: 0

           (iii) Sole power to dispose or to direct the disposition of:

                Knickerbocker Partners has the sole power to dispose or direct the disposition of 707,419 shares of Class A Common Stock.

                Mr. Buchheit has the sole power to dispose or direct the disposition of 50,160 shares of Class A Common Stock.

           (iv) Shared power to dispose or to direct the disposition of: 0

           The shares of Class A Common Stock reported as beneficially owned by Knickerbocker Partners are held in the name of Knickerbocker Fund L.P., a Delaware limited partnership of which Knickerbocker Partners serves as the general partner. Knickerbocker Partners has the sole power to vote and dispose of all shares of Class A Common Stock held by Knickerbocker Fund L.P. By virtue of Mr. Buchheit's position as sole shareholder of Knickerbocker Partners, Mr. Buchheit may be deemed to have the shared power to vote and direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and therefore, Mr. Buchheit may be deemed to be the owner of such Class A Common Stock.

Item 5.    Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

NOT APPLICABLE
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Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

NOT APPLICABLE
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Item 7.    Identification and  Classification of the Subsidiary Which Acquired
           the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE
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Item 8.    Identification  and  Classification  of Members of the Group.

NOT APPLICABLE
           ---------------------------------------------------------------------
Item 9.    Notice of Dissolution of Group.

NOT APPLICABLE
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Item 10.   Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

           "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

           "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007                       KNICKERBOCKER PARTNERS LLC


                                               BY:    /S/ Marc Buchheit
                                                      --------------------------
                                               Name:  Marc Buchheit
                                               Title: President


                                               MARC BUCHHEIT,
                                               in his individual capacity


                                               By:    /s/ Marc Buchheit
                                                      --------------------------
                                               Name:  Marc Buchheit

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).